SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

PEERLESS SYSTEMS CORP.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

705536100
(CUSIP Number)

Kenneth Luskin
Intrinsic Value Asset Management, Inc.
29229 Heathercliff Road, Suite 5
Malibu, California 90265
(310) 457-9303
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 4, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this
schedule because of   240.13d-1(d), 240.13d-1(f) or
240.13d-1(g), check the following box.   ( )
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1746 (2-98)


705536100
(CUSIP Number)

1
NAME OF REPORTING PERSONS
      Intrinsic Value Asset Management, Inc.
	IRS Identification No.:  95-4779707
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ( )
(SEE INSTRUCTIONS)							(b) ( )
3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
	00
5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)				( )
6
CITIZENSHIP OR PLACE OF ORGANIZATION
	California
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
7
SOLE VOTING POWER
	1,659,500

8
SHARED VOTING POWER
	0

9
SOLE DISPOSITIVE POWER
	1,659,500

10
SHARED DISPOSITIVE POWER
	0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,659,500
12
CHECK IF THE AGGREGATE AMOUNT IN ROW  (11)
EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			( )
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	11.1%
14
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	IA

705536100
(CUSIP Number)

1
NAME OF REPORTING PERSONS.
      Kenneth Luskin
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)( )
(SEE INSTRUCTIONS)							(b)( )
3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF,	00
5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)				( )
6
CITIZENSHIP OR PLACE OF ORGANIZATION
	U.S.A.
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
7
SOLE VOTING POWER
	1,866,600

8
SHARED VOTING POWER
	0

9
SOLE DISPOSITIVE POWER
	1,866,600

10
SHARED DISPOSITIVE POWER
	0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,866,600
12
CHECK IF THE AGGREGATE AMOUNT IN ROW  (11)
EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		( )
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	12.5%
14
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	IN



INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION

Item 1.	Security and Issuer.
Common Stock
Peerless Systems Corp.
2381 Rosecrans Avenue
El Segundo, California 90025

Item 2.	Identity and Background.
Name:
Intrinsic Value Asset Management, Inc.
Place of Organization: California
Principal Business: Investment Adviser

Address of Principal Business and Office:
29229 Heathercliff Road, Suite 5
Malibu, CA  90265

Criminal Proceedings: None
Applicable Civil, Judicial, or Administrative
Proceedings: None




Name:
Kenneth Luskin
Principal Business:
President of Intrinsic Value Asset Management, Inc.
Address of Principal Business and Office:
29229 Heathercliff Road, Suite 5
Malibu, CA  90265

Criminal Proceedings: None
Applicable Civil, Judicial, or Administrative Proceedings:
None
Citizenship: USA

Item 3.	Source and Amount of Funds or Other Consideration.
Funds used for the acquisition of Common Stock of the Issuer since the last filing of Schedule 13D on December 8, 2000, were personal investment funds of Kenneth Luskin in the aggregate amount of $45,652 with respect to 63,100 shares of Common Stock personally owned by Mr. Luskin, and funds in the aggregate amount of $189,526 of advisory clients of Intrinsic Value Asset Management, Inc., including funds of IVAM Tech Fund, LP, a limited partnership of which it is general partner, with respect to 287,200 shares of Common Stock owned by such advisory clients.

Item 4.	Purpose of Transaction.
The shares of Common Stock covered by this Schedule 13D/A have been acquired for investment purposes. The Reporting Persons believe that the Common Stock represents an attractive investment opportunity at this time. The Reporting Person may make additional purchases of Common Stock either in the open market or in private transactions depending on their evaluation of the Issuer's business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Person, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, the Reporting Persons may decide to sell all or part of their investments in the Common Stock, although they have no current intention to do so.
Although the purchases of shares of Common Stock have been made for investment, at some future time the Reporting Persons might decide that it is desirable to seek to control or otherwise influence the management and policies of the Issuer.
However, the Reporting Persons have made no decision, and have not been authorized by any advisory client, to seek to acquire the Issuer or to seek to control or otherwise influence the management and policies of the Issuer. Except as set forth above, the Reporting Persons have no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
(a)	As of December 31, 2000, the Reporting Persons beneficially owned the following number of shares of the Company's Common Stock (the approximate percentage of the shares of Common Stock owned as indicated in parentheses below is based on 14,898,126 shares of Common
Stock outstanding on August 31, 2000 according to the Company's Form
10-Q Quarterly Report for the quarter ended July 31, 2000).
(i)	Kenneth Luskin personally owned 207,100 shares (1.4%) and as the control person of Intrinsic Value Asset Management, Inc., beneficially owned 1,866,600 shares (12.5%).
(ii)	Intrinsic Value Asset Management, Inc. beneficially owned
1,659,500 shares (11.1%).
(iii)	Total of the above is 1,866,600 shares (12.5%).
(b)	The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Amendment No. 1 to the Schedule 13D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.
(c)	Not Applicable.
(d)	The shares of Common Stock to which this schedule relates, other than the shares personally owned by Kenneth Luskin, are held for the accounts of investment advisory clients of Intrinsic Value Asset Management, Inc. As a result, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common
Stock.  The ownership interest of any such account does not relate to more than five percent of the Common Stock.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.
Intrinsic Value Asset Management, Inc. manages the assets of its advisory clients pursuant to investment advisory agreements which authorize it to acquire and dispose of securities in its discretion and to exercise the voting authority of such securities.

Item 7.	Matter to be filed as Exhibits
Not applicable.


SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  January 24, 2001
/s/ Kenneth Luskin
Kenneth Luskin
INTRINSIC VALUE ASSET MANAGEMENT, INC.


By:	/s/ Kenneth Luskin
	Kenneth Luskin, President